

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

March 6, 2007

Leslie K. O'Neal, Secretary
Temple-Inland, Inc.
1300 MoPac Expressway South
Austin, TX 78746
By U.S. mail
By facsimile at: (512) 434-1701

RE: **Temple-Inland, Inc.**
        Preliminary Proxy Statement on Schedule 14A
        File No. 1-08634
        Date Filed: March 3, 2007

Dear Ms. O'Neal:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that Icahn Partners LP, Icahn Partner Master Fund LP, and High River Limited Partnership has announced that it will not appear at the 2007 annual meeting of Temple-Inland's stockholders to nominate persons for election to the board. The relationship, if any, between the company's decision to propose

corporate governance changes, such as the elimination of the classified board, and the dispute with Icahn Partners should be discussed in materially complete detail. To the extent these proposals are directly or indirectly a consequence of the aforementioned dispute, then the Schedule 14A should be expanded to more fully describe the background of the proposals.

* * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Leslie K. O'Neal
Temple-Inland, Inc.
March 6, 2007
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   You may contact Jay Ingram at (202) 551-3397 if you have questions. If you need further assistance, please contact me at (202) 551-3462 or Barbara Jacobs, the Assistant Director, at (202) 551-3730.

             Sincerely,

             /s/ Mark P. Shuman

             Mark P. Shuman
             Legal Branch Chief